UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 3, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Georgia Power Company

File No. 1-06468 - CF#37219

Georgia Power Company submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information they excluded from Exhibits to a Form 10-K on February 20, 2019.

Based on representations by Georgia Power Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10(c)(10)   through December 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office